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[MORRIS, MANNING & MARTIN, LLP LOGO]
ATTORNEYS AT LAW

                                                                 HEATH D. LINSKY
                                                                 404-504-7691
                                                                 hdl@mmmlaw.com
                                                                 www.mmmlaw.com

June 2, 2005

Securities and Exchange Commission
Main Filing Desk
Mail Stop 0409
450 Fifth Street, N.W.
Washington, D.C.  20549-1004

         Re:      Cole Credit Property Trust II, Inc.
                  Amendment No. 4 to Registration Statement on Form S-11 Registration Statement on Form S-11 Filed June 2, 2005 Registration No. 333-121094

Ladies and Gentlemen:

         On behalf of Cole Credit Property Trust II, Inc. (the "Company"), please find transmitted herewith for filing the Company's Pre-Effective Amendment No. 4 (the "Amendment") to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the "Commission") on December 9, 2004 (Registration No. 333-121094) and as amended by Pre-Effective Amendment No. 1 filed with the Commission on February 24, 2005, as further amended by Pre-Effective Amendment No. 2 filed with the Commission on April 11, 2005, and as further amended by Pre-Effective Amendment No. 3 filed with the Commission on May 13, 2005 (the "Registration Statement"), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of the Amendment are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.

         The Amendment is being filed principally in response to comments of the Staff set forth in the Commission's letter dated May 26, 2005. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission's letter. References to page numbers (other than in headings taken from the Commission's letter) are to pages of the Prospectus (the "Prospectus") as revised and included in the Amendment. Other changes have also been made, as indicated in the marked materials.


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
Atlanta         1600 Atlanta Financial Center   With offices in    Washington, D.C.
404.233.7000    3343 Peachtree Road, N.E.                          Charlotte, North Carolina
                Atlanta, Georgia 30326-1044
                Fax: 404.365.9532
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MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission
Page 2


         On behalf of the Company, we respond to the specific comments of the Staff as follows:

FORM S-11

COMPENSATION TO COLE ADVISORS II AND ITS AFFILIATES - OFFERING STAGE, PAGE 11

1. PLEASE REFER TO PRIOR COMMENT 13 IN OUR LETTER DATED MAY 3, 2005. WE NOTE YOUR RESPONSE AND YOUR DESCRIPTION ON PAGE 85 THAT YOU EXPECT TO MEET YOUR SHORT-TERM LIQUIDITY NEEDS THROUGH ADVANCES FROM YOUR ADVISOR OR ITS AFFILIATES. WE FURTHER NOTE YOUR NEW DISCLOSURE STATING THAT THE ESTIMATED INTEREST RATE FOR THESE ADVANCES WILL BE 8.0% AND WILL BE REPAID NO LONGER THAN 2 YEARS FROM THE DATE OF THE ADVANCE. PLEASE REVISE THIS SECTION TO INCLUDE THIS ADDITIONAL FINANCIAL RELATIONSHIP WITH YOUR ADVISOR, OWNED BY YOUR CHAIRMAN AND CEO.

         SPECIFICALLY, INCLUDE DISCLOSURE THAT THESE ADVANCES, IF ANY, MAY BE PROVIDED AT A RATE IN EXCESS OF MARKET RATE. SIMILARLY, PLEASE PROVIDE THIS DISCLOSURE ON PAGE 57 AS RELATED TO YOUR CERTAIN RELATIONSHIPS DISCLOSURE. FOR GUIDANCE, PLEASE REFER TO ITEM 4.A. REGARDING FINANCING ARRANGEMENTS OF INDUSTRY GUIDE 5 AND ITEM 404(b) OF REGULATION S-K.

         RESPONSE: The disclosure in the first paragraph under the caption "Plan of Operation -- Liquidity and Capital Resources" on page 85 of the Prospectus has been revised by the Company in response to the Staff's comment.

2. PLEASE CONFIRM THAT THE ADVISOR'S ARRANGEMENTS TO PROVIDE ADVANCES ARE NOT IN WRITING. IF THEY ARE IN WRITING, PLEASE FILE THE ARRANGEMENT AS AN EXHIBIT TO THIS REGISTRATION STATEMENT. REFER TO 601(b)(10) OF REGULATION S-K.

         RESPONSE: The Company has confirmed that there are no written agreements between the Company and its advisor or any other affiliate providing for advances for operating liquidity.

EXCLUDED DISTRIBUTIONS, PAGE 124

3. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 14 FROM OUR LETTER DATED MAY 3, 2005, CLARIFYING THE SEPARATION BETWEEN REIT AND EXCLUDED DRIP DISTRIBUTIONS AND THAT THE BOARD MAY NOT USE ANY DRIP FUNDS ALLOCATED FOR DISTRIBUTIONS TO ASSIST IN MAKING YOUR REQUIRED REIT DISTRIBUTION. PLEASE REVISE TO INCLUDE THE SUBSTANCE OF YOUR RESPONSE IN YOUR DISCLOSURE.

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MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission
Page 2


         RESPONSE: The disclosure under the caption "Summary of Distribution Reinvestment Plan - Excluded Distributions" beginning on page 124 of the Prospectus has been revised in response to the Staff's comment.

PART II

EXHIBITS

4. PLEASE FILE UPDATED AND EXECUTED OPINIONS OF COUNSEL AND TAX COUNSEL AND YOUR THIRD AMENDMENT AND RESTATEMENT OF YOUR ARTICLES OF INCORPORATION.

         RESPONSE: The Company has filed as exhibits to the Amendment updated and executed opinions of counsel and tax counsel. The Company also has filed its Fourth Articles of Amendment and Restatement to its articles of incorporation as
Exhibit 3.1 to the Registration Statement.

EXHIBIT 5.1

5. WE NOTE THAT IN PARAGRAPHS 2 AND 3 ON PAGE 3 OF THE LEGAL OPINION, YOU ASSUME THAT THERE WILL BE A SUFFICIENT NUMBER OF AUTHORIZED SHARES. PLEASE TELL US HOW YOU ARE ABLE TO OPINE THAT THE SHARES WILL BE VALIDLY ISSUED IF THEY ARE NOT DULY AUTHORIZED. IT IS INAPPROPRIATE TO ASSUME A MATERIAL FACT UNDERLYING THE OPINION OR A FACT THAT IS READILY ASCERTAINABLE. PLEASE REVISE THE OPINION TO OMIT THESE ASSUMPTIONS.

         RESPONSE: The legal opinion has been revised in response to the Staff's comment by deleting the referenced assumptions.

         If you have any questions regarding this letter, please do not hesitate to contact the undersigned at (404) 504-7691 or David M. Calhoun, Esq. at (404) 504-7613.

                                  Best regards,

                                  MORRIS, MANNING & MARTIN, LLP

                                  /s/ Heath D. Linsky

                                  Heath D. Linsky

cc:      Blair D. Koblenz
         David M. Calhoun